Exhibit 12.1 YUM! Brands, Inc. Ratio of Earnings to Fixed Charges Years Ended 2012 - 2008 (In millions except ratio amounts)

	52 Weeks	53 Weeks	52 Weeks
	2012	2011	2010	2009	2008

Earnings:

Pretax income from continuing operations before cumulative effect of accounting changes	$2,145	$1,659	$1,594	$1,396	$1,291

50% or less owned Affiliates' interests, net	(6)	(8)	(7)	(1)	(1)

Interest Expense	181	203	212	229	273

Interest portion of net rent expense	341	314	298	276	258

Earnings available for fixed charges	$2,661	$2,168	$2,097	$1,900	$1,821

Fixed Charges:

Interest Expense	$182	$204	$213	$230	$273
Interest portion of net rent expense	341	314	298	276	258

Total fixed charges	$523	$518	$511	$506	$531

Ratio of earnings to fixed charges	5.09	4.19	4.10	3.75	3.43